 Exhibit 99.7

Earnings Call 2

EARNINGS CALL-2

Q3-2016 RESULTS

January 14, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

M.D. Ranganath

Executive Vice President and Chief Financial Officer

Pravin Rao

Chief Operating Officer

ANALYSTS

Edward Caso

Wells Fargo

Moshe Katri

Sterne Agee

James Friedman

Susquehanna International Group

Keith Bachman

Bank of Montreal

Arvind Ramnani

Gordon Haskett

Joseph Foresi

Cantor Fitzgerald

Rishi Jhunjhunwala

Goldman Sachs

Moderator

Ladies and Gentlemen, Good Day and Welcome to Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded.

I now hand the conference over to Sandeep Mahindroo. Thank you and over to you.

Sandeep Mahindroo

Thanks, Inba. Hello! Everyone and Welcome to Infosys Earnings Call to Discuss Q3FY16 Financial Results. I am Sandeep from the Investor Relations Team in Bangalore. Let me start by wishing everyone a Very Happy 2016. Joining us today on this call is CEO and MD – Vishal Sikka; COO – Pravin Rao; CFO – M.D. Ranganath along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka followed by comments by the leadership team, subsequently; we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good evening and Good morning and thanks for joining our call.

To start with I want to recognize the spirit and the passion of all Infoscions which in many ways define our performance in this third quarter. We entered this last quarter somewhat apprehensive about what was ahead. Q3 is known for its seasonalities, the furloughs, the less number of working days etc., and we were coming off an amazing Q2 performance. Then we were faced with the devastating floods in Chennai last month. But despite all of this because of the spirit and the passion of our people, I am pleased with what we achieved and the momentum that this has created for us to end the fiscal year on a strong note.

We ended Q3 of FY16 with revenue of $2.407 bn. This translates to a quarter-on-quarter growth of 1.7% in rupee terms, 0.6% in US dollar terms and 1.1% in Q2 constant currency. Year-on-year our revenue has grown 12.5% in constant currency. If we adjust for the one-time early termination fee paid to us by a client in the last quarter, our quarter-on-quarter revenue growth came in better than expected at 2.1% in constant currency and 1.6% in reported terms. Volumes grew by 3.1%, indicating a healthy momentum in the underlying business. Utilization including trainees was 74.2% and 80.6% excluding trainees. Blended per capita revenue decreased 2.5% as a result of lesser price realization. If we adjust for the one-time termination fee impact realized in Q2, pricing decreased by 1.5%. Our operating margin for the quarter was 24.9% compared to 25.5% in the previous quarter. We reported EPS of Rs.15.16 for the quarter, and in US dollar terms EPS was 23 cents. Margins were impacted due to the seasonality of price realization that is typical of the third quarter and for some other reasons that Ranga can talk about. Attrition for the quarter decreased further to 13.4% on an LTM basis and Infosys is now home to 193,000 employees. I mentioned our utilization earlier. Our ‘Zero Bench’ program which is aimed at rethinking the notion of the bench that prevails in our industry, has seen great adoption. More than 8000 projects have or are being worked upon by more than 4,000 people while they wait for client projects. This is giving them valuable real life experience that they then take to our clients and in the process they are creating software assets for our own use that are value to us.

Our outlook for the rest of this financial year is positive. Therefore, we are raising our revenue growth projection for the full year to 12.8% to 13.2% in constant currency terms. This is ahead of our original annual guidance of 10% to 12% in constant currency. We expect that this will put us in a good position as we head into FY17 and on our way to industry leading growth. Ranga will touch upon some of the increased cost that we see on the horizon due to visa fees, etc. and where we think we will end up in March.

Now, let me talk about some of the key developments of this quarter in the execution of our strategy to reimagine services in which we bring all that is possible with human potential together with software and services. While we still have a long way to go, we see many promising milestones. We continue to focus on changing the nature of our conversations with clients to become much more strategic and we can see this reflected in the renewal of existing large contracts, opening of new types of engagements and net new accounts as well as signing of large deals. The number of $50 mn plus clients grew to 51 and the number of $10 mn plus clients grew to 171. We also added 34 net new clients during the quarter.

Our momentum of large deal wins continued and we won four large deals in the quarter with nearly $360 mn in contracted value across Application Maintenance, Infrastructure Management and end package systems. In addition, we won a large renewal deal of around $600 mn. The pipeline of large deals continues to be healthy and in fact in the early weeks of this Q4, we have already signed new deals worth about $150 mn. Our Financial Services segment under Mohit’s leadership continued its strong performance with 2.6% quarter-on-quarter growth in constant currency. China and India geographies also grew well for us in Q3.

Now, turning to the heart of our strategy – Innovation: We are driving innovation in two key ways. In our grass roots efforts to empower every Infoscion as an innovator through programs like Zero Distance and in our reimagining of next-generation services with our AiKiDo service offerings. Our Zero Distance Program which focuses on driving innovation in every ongoing project that we do for every single client has continued to grow. We now have more than 8,000 Zero Distance Projects. More than 90% of our delivery organization under Ravi’s leadership has already done something innovative in an existing project beyond the statement of work bringing value to our clients in every project. As recognized in many client surveys, the ‘Innovation quotient’ of the organization has improved and Zero Distance has been recognized in employee surveys as the most impactful and engaging movement in the company. When we talk about Innovation at Infosys we do not talk about a single department but rather all of us as innovators. I believe this is a unique part of our strategy to change the nature of conversations that we have with our clients. We have begun to see these ideas deliver value for our clients as well. For example, at TNT Express where we manage more than 721 applications in a complex landscape, we proactively identified an opportunity through our Zero Distance Program to drive more value by using the Infosys Automation Platform to monitor their mainframe-based messaging applications. This is enabling earlier detection and automatic resolution of incidence and resulting in higher business stability.

We are at the same time seeing strong adoption of our new AiKiDo service offerings across all our industries. Clients continue to respond well to this framework as they look to us for help in renewing their IT landscapes non-disruptively. This is the ‘Ki’ of AiKiDo. Leveraging new platforms and technologies to open opportunities which is the ‘Ai’ of Aikido and bring the power of Design Thinking to find the great problems that they need to solve which is the ‘Do’ of AiKiDo. During the quarter, we leverage Ki to help clients modernize their legacy architectures, migrate existing application landscape to the Cloud and leverage DevOps and Agile methodologies and architectures for more Agile landscapes. Commerzbank in Germany, for example, chose us for a Multi-Year Application Management Program to develop a post trade utility for the bank leveraging principles of Design Thinking in the AiKiDo framework to simplify application architecture to standardize and improve processes and to drive cost efficiency.

The Infosys Information Platform surpassed 200 engagements to-date with 30 already in production. I am particularly excited about our work with (ATP) the Association for Tennis Professionals where we are helping to reimagine the tennis experience. At the Barclays World Tour Finals recently, we analyzed huge amounts of data from the chair umpire and from Hawkeye to deliver unprecedented foresights into each match and in doing this help to transform the fan experience. Infosys is working with Hershey to build a predictive analytics capability using IIP. We have set up Data Lake of close to a terabyte and 5.3 bn records on IIP for doing advanced analytical analysis to enable real-time decision making in the supply chain area.

The Infosys Automation Platform (IAP) surpassed 121 engagements with 47 already in production. Automation is making its way more fundamentally into our services. I have said this before several times that automation and renewal are the answer to the decline that our industry is in the midst of due to the commoditization of traditional services. In this quarter, we released more than 1,100 engineers compared to roughly 800 FTE in the last quarter and this was across our service lines – Infrastructure Management, testing as well as BPO, Enterprise Packages under Engineering Services BI and Digital. Automation impacts every single service that we deliver.

Panaya, Skava and Edge solutions continue to see strong adoption. Our EdgeVerve unit had 24 wins and 25 Go Lives for the Finacle and Edge Platform offerings. With Panaya, we closed 13 new joint engagements including one at BNSF, the North American Railroad Company for risk based testing on their SAP landscape. Skava’s Mobility Service offering for retailers had a record black Friday weekend with traffic and mCommerce sales up by 50%. In Do, our Design Thinking, our methodology to discover and articulate the most complex, the most strategic problems of our clients, we have conducted more than 151 engagements with clients to-date led by our consulting teams. For example, we help Aimia create their new market entry strategy by leveraging Design Thinking to evaluate the core needs of the markets, its consumers and open the minds of their teams to think of creative solutions rather than focusing on predetermined ideas. More than 69,000 of our employees have now been trained in Design Thinking and clearly we can see the application of this across the board in helping us build better relationships with our clients and engaging with them on their strategic transformative projects.

We continue to look for investment and partnership opportunities that bring additional value to our clients and that help position Infosys in a broader context. In this quarter, we completed the acquisition of Noah Consulting, a leading consulting services provider for the oil and gas industry. We also invested in WHOOP, an early stage company that offers sports performance optimization system using variable solutions. We invested in Cloud Endure, a startup that provides cloud migration and cloud based disaster recovery systems. We announced our participation in Open AI, a non-profit organization dedicated to developing and advancing Artificial Intelligence bringing the best of AI talent in the world together in the interest of all of us. This initiative adds an important new dimension to our several ongoing efforts in Artificial Intelligence.

We were named the Corporate Citizen of the year at the ET Award last week for our CSR Initiatives and purpose-driven philanthropy done by our three foundations -- the Infosys Foundation in India, the Infosys Foundation in the USA and the Infosys Science Foundation.

We launched a new Solar Power Plant in our campus in Hyderabad and now produce 7.2 MW of Power with Solar which helps meet all 100% of the delivery center requirements in Hyderabad.

Before I hand it over to my friend Ranga, who had his first quarter as our CFO, I want to congratulate all Infoscions on being ranked second in the Business World overall list of most respected companies, especially because the award cited our belief itself as the reason for our winning. This reflects my own belief in the unlimited potential that all of us have. The future is something that we invent, that we make, as my friend and teacher Alan Kay often reminded us. People ask me about all these other factors like what is happening in the broader economy, what is happening in China, how we compare ourselves with others on Digital Services and so on. While lot of these are important they all remain things that we react to, that we respond to. The more important part is we are only limited by our imaginations and in this way I am very optimistic for the path that we are making for ourselves as well as for our clients.

Thank you very much and I would now hand it over to Ranga.

M. D. Ranganath

Thank you, Vishal. Hello everyone and wish you all a very happy 2016 ahead.

On the big picture, our revenues in Q3 were $2407 mn. This is a quarter-on-quarter growth of 0.6% sequentially in dollar terms and 1.1% in constant currency terms. On a year-on-year basis Q3 revenues have grown 8.5% in dollar terms and 12.5% in constant currency terms. If you recall in Q2 we had a one-time revenue of 23 mn due to a contract termination. After taking into account the termination, our quarter-on-quarter growth is 1.6% in dollar terms and 2.1% in constant currency terms.

Q3 is a seasonally soft quarter due to the impact of furloughs and lower working days. Growth in Q3 was better than our earlier expectation since the impact of some furloughs was lower than what we anticipated. We were also able to overcome the client specific headwinds to some extent. We also had to navigate through unexpected events such as Chennai floods. However, our effective Business Continuity Plans ensure that there was negligible impact of the same on our revenues.

During the quarter, we acquired Noah, which resulted in additional $3 mn revenues for Q3. Volumes grew by 3.1% during the quarter, marginally lower than 3.7% in Q2. Realization for the quarter declined by 2.5% on reported basis and 2% on constant currency basis. If we normalize the impact of contract termination in Q2 decline in realization was 1.5% in reported terms and 1% in constant currency terms. Furloughs and lower working days in Q3 also impacted the realization to some extent. On a year-on-year basis realization was lower by 4.5% in reported terms and 1.1% in constant currency terms.

Our utilization excluding trainees declined by 70 basis points to 80.6% during the quarter; utilization including trainees declined by 120 basis points to 74.2% due to addition of trainees during the quarter. Onsite mix increased marginally to 29.5% as a result of growth in Consulting and SI services Projects, which has a higher onsite component.

Our operating margin for the quarter was 24.9% a decline of 60 basis points during the quarter. Margin for the quarter were impacted by 110 basis points due to realization decline and another 60 basis points due to drop in utilization, increase in subcon cost and impact of Noah consolidation. This was offset by 110 basis points due to benefits resulting from both rupee depreciation and reduction in variable pay, thereby limiting the margin drop to 60 basis points.

At the group level, we added 14,027 employees during the quarter with a net addition of 5,407 employees. Attrition continues to be on the declining trend. The group level annualized attrition was 18.1% as against 19.9% last quarter. The quarterly annualized attrition on a standalone basis for Infosys Limited has declined to 13.4% from 14.1% last quarter. This is at par with the lowest level of attrition in the last 15 quarters.

Operating Cash Flow generation was stable during the quarter. We generated Operating Cash Flow of $474 mn in Q3 as compared $480 mn in last quarter. We paid out interim dividend and Dividend Distribution Tax of $423 mn and $102 mn towards deferred consideration on purchase of Lodestone. CAPEX during the quarter was $103 mn. Hence our cash and cash equivalents as of December 31st was $4.765 bn as compared to $4.894 bn last quarter. DSO for the quarter was 65 days. In parallel, we had a reduction of $74 mn of unbilled revenues in Q3 and they fell to the lowest level in the last two years.

We saw another quarter of US dollar strength against most currencies. Rupee depreciated against dollar by 1.1% on an average basis and 0.9% on period end basis; US dollar appreciated 2.3% against the euro and 2.2% against the UK pound.

The Effective Tax Rate for the quarter was 27.2%. This included tax reversals due to completion of tax assessments in certain jurisdictions. Excluding this, our Effective Tax Rate for the quarter was 30% which is within that 29% to 30% band that we had indicated earlier.

Our net margins during the quarter were 21.8% compared to 21.7% last quarter. Our EPS for the quarter was 23 cents; EPS grew 0.9% on a sequential basis and 0.4% on year-on-year basis.

Coming to the segments performance amongst verticals, FSI which is Financial Services and Insurance grew by 2.7%, Energy, Communication and Services grew by 4.2% while Retail and Manufacturing declined by 0.5% and 3.7% respectively. Amongst the geographies, Europe grew by 2.1%, North America declined by 0.6% while the Rest of the World was flat. Q3 growth in Americas and Manufacturing was negatively impacted since Q2 revenues included $23 mn from contract termination that I mentioned earlier. India grew by 23.1% due to ramp up of a few projects. The growth in India should be seen in the context of the small base of business which sees changes due to ramp ups and ramp downs in projects.

During the quarter, we added 13 clients above 1 mn, 4 clients above 25 mn and 1 client above 50 mn. Our share of revenues from Fixed Price contracts increased further during the quarter to 44.6%. Our revenues from top five clients declined by 0.3% quarter-on-quarter and from top 10 clients declined by 0.1%. However, on a year-on-year basis our revenues from top five clients grew by 13% and from top 10-clients grew by 9.4% which is higher than the company average growth.

Coming to guidance, our earlier guidance for FY’16 was 10% to 12% in constant currency terms. Based on our performance in the last three quarters, we are increasing our constant currency guidance from 12.8% to 13.2%. This translates to 8.9% to 9.3% growth in dollar terms. On operating margins, we expect our medium term band to be 25% plus/minus 1%.

With that we will open the floor for Questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the Question-and-Answer Session.

Our first question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Good evening. Congratulations on a good quarter. I was curious of the impact you expect from the recent increase in the visa fee rates. And also another company we follow indicated that there is a new bonus rule that was just enacted on a retroactive basis and we are wondering if that was impacting you?

M. D. Ranganath

On the visa part, there are two components to it. One is what are the additional charges for the new applications that we put that has gone up by $2,000 per application; there is a second component wherever we extend the visas beyond a certain period, that component is up by about $4,000. There is some amount of clarity still required under second piece because we have heard different versions and different notifications. However, assuming that it is $2,000 for the first and $4,000 for the second, and if we assume for the next year we will have a similar additional visa applications and visa extensions, based on our current estimate it is about 30-35 basis points impacts on the margins for the next year. That is our current estimate. However, this is based on the current information that we have on the visa changes. The second part, yes, this particular thing primarily applies to our BPO employees, not on Infosys Limited employees. I think the aggregate impact is very negligible.

Edward Caso

My other question is on the Infrastructure business that seemed a bit soft this quarter and it had been particularly strong in a while. Is that anything in particular to call out?

Vishal Sikka

No, it was a result of the one-time early termination that was paid to us by a client in Q2 that was in the Infrastructure area that ended up skewing that number in the previous quarter. We are growing in Infrastructure very well. In fact, our Infrastructure offering has never been stronger. Infrastructure is the first beneficiary of automation. So the largest contributor to that 1,100 people that I mentioned was in Infrastructure and we have been pumping a lot of effort into bringing automation into all aspects of Infrastructure Management, but also working closely with our partners especially Amazon and Microsoft, but also others like EMC and others in helping to bring this Cloud Migration and some of the next-generation elastic Infrastructure offerings. On the Innovation side, we have been doing a ton of work with start-up companies; we have invested in Vertex Ventures which is an exclusively next-generation Infrastructure focused venture fund as well as we just did an investment in Cloud Endure in the Disaster Recovery Area in Infrastructure which is a key requirement for many of our clients. So, I believe that our Infrastructure offering has never been stronger and we are quite bullish on that.

Moderator

Thank you. Our next question is from the line of Moshe Katri of Sterne Agee. Please go ahead.

Moshe Katri

A question on realization which was down during the quarter. Can we get some maybe some more details on some of the drivers here – does it have to do with the new mix of business? And then how comfortable are we that given the new mix of businesses coming on board that we are going to be able to sustain the margins that we are targeting?

M. D. Ranganath

If you look at the realizations, on sequential basis it declined by 2.5% in reported terms and constant currency 2%. If you compare on an apple-to-apple basis with the previous quarter after taking to account that one-time termination then the sequential decline is 1.5% reported and 1% in constant currency. And likewise between quarter-to-quarter there will be a couple of items which will in the short-term change this decline. In our opinion, the year-on-year is probably a more broader trend. When we look at the year-on-year in reported terms, it was 4.5% decline and in constant currency terms 1.1% decline. That is the broad picture on the actual numbers.

Vishal Sikka

Beyond the specific numbers that Ranga talked about, if you look at on the yearly basis, pricing declined by 4.5% on reported terms and 1.1% on constant currency. So there is clearly a structural downward trend here that is at play and I have been talking about that obviously for the last several quarters. There are of course seasonal fluctuations in this and some quarters where it goes up and some it is not as bad, but generally there is no doubt that there is a declining pricing pressure. My sense is that there are a whole bunch of operational levers that we can press, we can to improve this around the utilization obviously but also the onsite mix, the role ratios and things of this nature. But clearly, the big thing to be done here is Automation. I mentioned I am encouraged that we have demonstrated the saving of about 1,100 engineers in the last quarter because of Automation. We need to bring this number up significantly and we are working on that as we look to the financial year ahead of us. This is one of our key priorities to vastly expand the scope of Automation both in terms of how we bring it to all our projects, so far we have been applying it to a subset of our projects, which are more fixed price in nature and so forth, but to also apply these to a much broader range of our projects. But also going beyond that to higher quality of Automation, meaning, going beyond the more mechanisable, repeatable tasks, the tasks requiring more of the troubleshooting diagnostics, the more complex understanding of text, natural language processing, machine learning kinds of activities, which helps us get into the higher level kinds of tasks that our people perform. Even in Application Development, which is a much more non-mechanisable kind of the task to improve the experience of the developers, to simplify the tooling, to find framework that can simplify the developers experience. So, Automation is the long-term counter to this structural downward pricing pressure that we see.

Moshe Katri

Just as a follow-up; the TCV number was significantly below of what we have seen a quarter before. You did indicate in your press conference that you had a couple of deals that were signed later after the quarter closed. Was there a deal slippage issue here? Maybe you can kind of get some more color on that.

Vishal Sikka

Yes, a couple of the deals slipped out of Q3 into Q4. I mentioned earlier, we have already signed $150 mn worth of those and we are on the verge in the next few days of signing another one. But I do not read anything into that. We are in a holiday season and so forth. These are long-term projects. So it does not matter. We see quite a healthy pipeline in large deals of getting close to $3 bn that we see right now. When we look at Q3 we did $362 mn worth of large deals already and then if you count one large Financial Services deal that we did which by our technical definition we do not count in this manner, but it was in the neighborhood of $600 mn. So the signed deals add up to close to a billion anyway and then we have done more now. So our win-ratio and deals has improved significantly compared to the past and we feel quite good about what is happening in the large deals area.

Moderator

Thank you. Our next question is from the line of James Friedman of Susquehanna International Group. Please go ahead.

James Friedman

Let me echo my congratulations and good start of the calendar year. I want to ask about strategy regarding mining the top clients. That has really served you well over the first six quarters of your tenure, Vishal. The top-10, 5 and 1 did decline just marginally as a percentage of revenue in the fiscal Q3. My question is, as you look to achieve your mid and longer-term objectives in 2017 and up to 2020, how important are the top clients in the initiatives to get you to your plans?

Vishal Sikka

They are very important James. The top-5, 10 and 25 clients are a very key focus area for us. I keep an eye on that myself and our entire leadership team does as well. The number that you saw in the last quarter were a result of the seasonalities that I talked about. In fact our relationship with our top clients has never been stronger, has never been more strategic than it is now. We are quite excited about the kind of engagements that we are starting to get into with our large clients in the new areas in Design Thinking and structural programs in large scale landscape renewals and mainframe modernizations, things of this nature. If you look at the revenue from the top-5 clients there was a 0.3% decline quarter-on-quarter and in top-10 it was 0.1% quarter-on-quarter, but on a year-on-year basis the revenue from the top-5 clients grew by 13% and for the top 10 clients grew by 9.4%, both are higher than the company average growth and our top most clients has grown by 21.5% on a year-on-year basis. So from a mining perspective, from a strategic relationship perspective, the top clients continue to be a huge area of strength for us, of growth for us. I can say unequivocally that our relationship with the top clients has never been stronger.

James Friedman

I think Pravin had mentioned that he anticipated the budgets would be flat to down for calendar 2016. You are saying you signed $150 mn already year-to-date. I guess my question is $150 mn a lot or a little. What reference point would we have for that as you start the calendar year at least?

Vishal Sikka

It is just the first working week of the year. I think we are excited about that obviously, but we do not read anything into it. It is just a way that the signing of these deals ended up happening. We have already been verbally awarded several $100 mn worth of deals already within this year. Like I said earlier we are feeling good about the large deal pipeline. In terms of the response that Pravin gave earlier and Pravin can add to this, we do see a downward pressure on the budgets especially in IT and the imperative that I see and late last night I was talking to one of our clients in Texas, there is this ongoing priority to find savings in the ongoing renewal of their landscapes and then using those savings to fund the growth initiatives and things like that. So even though the budgets are flat to declining, if we are able to be agile, to be able to redeploy projects and resources, and if we are able to transform both the help with the renewal of their existing landscapes to simplify these, move to the Cloud, find the savings, find the optimization and in parallel serve their needs, their burdens on the next-generation digital client-oriented strategic initiatives around creating new experiences for consumers and so forth. Then even though these budgets are under pressure, our growth can continue to be strong. That is something that I wanted to make sure that the declining pressure on clients budgets is not the same as our inability to take advantage of that.

Pravin Rao

Just to add, I do not think there is any disconnect between the two metrics because whenever the budgets are under pressure, clients will look at more outsourcing and will look at cost savings. Today when you look at the business and IT operation side of things there is tremendous pressure on cost, clients are typically looking at 15%, 20% savings for doing similar thing. That naturally will translate into large deals. So you will continue to see a healthy pipeline of large deals and particularly more so when there is a lot of pressure on the budgets.

Moderator

Thank you. Our next question is from the line of Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

I have two questions. You have mentioned that Infosys you believe can achieve industry-leading growth as you look out over the next 12 to 18-months I think starting after the conclusion of this March quarter. I want to try to revisit what do you think industry growth potential is if you look out over the course of the next 12-plus months?

Vishal Sikka

Right now, our visibility based on what we have said concretely on the near-term is that based on what we see from the point of view of our business execution within this quarter we will get to 12.8% to 13.2% in constant currency terms for this current financial year and we will share our guidance for the next year in the April timeframe. But looking at where the industry is at and where the atmosphere the clients is at, I feel quite confident that we will get to the industry-leading growth in the coming financial year.

Keith Bachman

You have mentioned that if we normalize for the payment that occurred in the previous quarter, you have given some constant currency realization, you have also indicated that year-over-year realization was down about 1%, which was due to pricing. Is that what we should expect going forward, do you think you said that pricing pressure will probably part of what you face, should we be thinking about realization trends down in the 1% range year-over-year as we look out over the next couple of quarters or over the course of calendar year ‘16?

M. D. Ranganath

Yes, as you have said we had a reported basis 4.5% and constant currency 1.1% drop in realization yoy. At least this is the trend that we see in the short-term, but it is difficult to predict over a long horizon or even in the medium-term horizon what could be the trend line be. But, at this point in time yes, this is a broad trend that we see, but it is difficult to kind of translate into medium-term trend line.

Moderator

Thank you. Our next question is from the line of Arvind Ramnani of Gordon Haskett. Please go ahead.

Arvind Ramnani

I had a couple of questions; from a pricing perspective, Infosys has been quite vocal about its willingness to be flexible in pricing and we are even seeing that in your overall pricing. Are your existing clients, particularly ones coming up for renewals asking for pricing breaks? The second thing is, you mentioned through Automation you had saved about like 1,100 engineers. Does that translate about like $50 mn or $60 mn or can you just give us some context of what does that translate into dollar terms?

Vishal Sikka

On the 1,100 people that we saved, it is too small a number right now, that is less than 1% of our delivery force. So it is difficult to start to put a tangible number on it. As we get closer to that point where these numbers become more substantive and we can start to assign dollars and percentages to them, we let you know, I expect that to happen over the next few quarters if not sooner.

Pravin Rao

To your other question, on the rate card perspective we are not seeing any clients coming back and asking for any price discounts by and large. It is only when the deal comes up for renewal whenever it is a competitive bid, there is aggressive pricing because of the competitive nature of the deal and clients clearly expect 30-35% savings. That is the trend we are seeing and that is where when we talk about pressure on pricing on the business and IT operation side of business, that is the reality we are seeing. But on the rate card, there is not too much of a pressure.

Arvind Ramnani

So, would it be fair to say these are mostly kind of new client signing ups?

Pravin Rao

It is a mix of both. There are some deals where we are the incumbent and when it comes up for renewal clients put it out for competitive bid, there are deals where we are not incumbent. It’s a combination of both. Over the last few quarters when we look at large deal wins that we have announced, it has been a mix of new wins and existing clients.

Arvind Ramnani

And just a separate question on; I realized at this point your clients are still finalizing budgets. However, do you have some sort of initial feedback on budgets and how you are feeling this year compared to last year when it comes to client budgets?

Pravin Rao

Overall the sense we get is budget in some industries maybe marginally up, but by and large flat or marginally down. Only industry where we can talk with confidence where we are seeing lot of pressure is on the Energy side where there is lot of pressure because of the oil prices, there is definitely pressure and budget cuts but in other cases budgets are typically flat. On a client-by-client basis it varies a little bit. It is similar to the trend we saw in the last year as well. In some sense the notion of annual budget and sacrosanct of the annual budget which we use to see in the past is no longer there given all the volatility many times, we are seeing budget resets on a quarterly basis. That is what we would expect given the continued volatile nature of the business. Overall, every client is looking at taking cost out and repurposing that savings into new transformation areas and so on. That pattern we expect to see in this year as well.

Arvind Ramnani

I am hearing from many firms that they are growing and expanding their captive operations in India. As they are expanding the captives, do you look at it as a positive, because you have a role in expansion or do you look it as a negative where some of the work that would have gone to Infosys is now going to a captive?

Vishal Sikka

It is not such a big shift that it makes any material difference to what we do. We have in fact been helping some of our clients with setting up of their operations. With a couple of large companies in the Financial Services industry and we have in fact been recruiting and training their employees as well as taking over more of their work, so creating a true symbiotic partnership where our employees and their employees work together seamlessly and of course we have exceptional expertise in infrastructure and facilities and the operating environment which helps out a lot. So we see both kinds of movements, in some cases our clients do set up captives, but in other cases they hand over their captives to us or even we provide them help and services in establishing their captives. There is also some of the work that we have been doing; we invested in this ANSR, which is a new kind of set up creation entity here and Ritika who heads our M&A and Corporate Venturing, she visited these folks in the last couple of days. That is an exciting new dimension. But, again, these things are all not of a large enough scale that it makes a difference right now.

Moderator

Thank you. Our next question is from the line of Joseph Foresi of Cantor Fitzgerald. Please go ahead.

Joseph Foresi

I wonder if I could ask pricing question a little bit different. Has your go-to-market where the pricing that you typically use in negotiating deals, are you now changing that philosophy and pricing more aggressively to take market share as we start to see some of the work get commoditized?

Pravin Rao

Absolutely not. In fact we believe that as we improve our engagement with clients and as we bring more and more sophistication and high value into our proposal process and into our engagements, we actually end up having much more differentiated conversations by doing that. So obviously there is a pricing pressure especially in areas where we already have existing relationships or even when we end up getting new opportunities. But the key is always to get ahead of that wave, that wave is there we know that it is coming and it is already here, but the key is to be ahead of that by virtue of a combination of Automation that helps improve our productivity faster than the decline in the curve and by virtue of Innovation that helps us move our people and our capabilities higher up in the value chain towards things like more innovative projects, more next generation, experience and intelligence system oriented projects or in particular, using things like Design Thinking and helping identify the most important problems and most game changing kind of opportunities for clients. I know that there are folks in the industry who talk about the fact that we are lowering prices and so forth. I want to categorically deny that and talk instead about the fact that we are relying heavily on our innovative offerings in AiKiDo and so forth that become more and more a part of the mix that we offer to the clients which makes our propositions more attractive.

Joseph Foresi

And then just on Digital, I know you stayed away from percentages of revenues from Digital, but maybe you could give us some idea of what that investment is costing you and any kind of color around the financial associated with how you are participating. So in another words, are you having to invest heavily there, is that coming in at a lower margin, and any goalpost secure to put around percentage of revenue of growth rates?

Vishal Sikka

I haven’t stayed away from percentages at all. In fact I have consistently said that 100% of our revenues is from Digital. What people mean by Digital is these areas where traditionally physical experiences and engagements are becoming digitized for the first time like experiences inside stores or creating new channels, which were not there before for engaging with clients and so on. On these kinds of projects we have tremendous expertise and tremendous growth happening. We do a lot of work in there, obviously, Skava, the technology that we acquired helps us to get a tremendous leap ahead. They had nearly doubled the volume on Mobile Commerce over Black Friday that just went by and so on. So we do not see any particular need to invest any more than we are already doing there. We will continue to do that as a part of our normal course of business, this is a service line for us and it is doing well. We have the right ability to teach people there and wherever necessary we hire and we obviously also acquire where necessary. It is true that the nature of those projects is different from the traditional large IT projects or outsourcing projects, these are smaller projects using a more fragmented collection of technologies and so forth, but that is a way that particular part of business is. One other dimension of that business is something that we are extremely excited about and we have done a lot of leading work on which is in the area of the Digitization of the physical world as manifested in the Manufacturing and Engineering areas, Internet of Things and creating Digital trends and things like that. That is an area where we have been growing significantly; our Engineering Services work, which is largely in that area had significant growth in the last quarter. We have announced the strategic partnership with GE, we have done a lot of work with companies like Mitsubishi in helping design airplanes using new techniques, airplane structures fuselage large structures and so forth, working with companies like Alstom and others. So overall this endeavor of the software eating the world or the physical infrastructure becoming Digital is a huge area of growth for us and I believe that we are well positioned in that area.

Joseph Foresi

We have talked about margins (+/-1%) and we have seen pricing obviously start to continue to decline, we got visa cost coming in there, and then there are some investments in kind of upgrading the skills for Digital. Are you still comfortable with that band going forward or how should we think about the margin profile that we want to?

Vishal Sikka

For now we are comfortable with that band of 25 (+/-1%) and our aspiration is to get to 30% by 2020 and the more time that goes by, the more comfortable we feel in seeing a path to get there. Obviously, we are not going to get there in the near-term, but we do feel comfortable that with the moves that we are making, we have a trajectory to get there. If that ever changes, we let you know, but for now I feel quite comfortable with that. Ranga, do you want to add anything to that?

M. D. Ranganath

Yes, Vishal, that is right. We continue to reiterate our medium-term goal of 25% (+/-). If you look at the first nine months of the current year, we have been at 24.8%. I think at the same time there are certain short-term levers and certain levers which by definition are more medium-term in nature. For example, the short-term lever is really in terms of utilization where our utilization as you notice is 80.6%. However, if you looked at about few years ago, we used to be in late 70s, now consistently in the last four quarters we have been just above 80%. We believe that there is scope for us to improve our utilization beyond what we have at the current level. Likewise, if you look at our onsite mix is at 29.5%, it has gone up by 1% year-on-year and we do have some levers there, but that is a more gradual lever than the utilization. Likewise, the subcontractor cost, onsite role ratios and employee cost as a percentage of revenue, these are some of the levers; something like utilization is more short-term. Productivity improvement that Vishal touched upon really is the lever through Automation that we hope to kind of counter some of these pressures, but that is more like medium-term.

Moderator

Thank you. Our next question is from the line of Rishi Jhunjhunwala of Goldman Sachs. Please go ahead.

Rishi Jhunjhunwala

Vishal, one question around the demand environment going into next year. So if you look at it there is clearly macro uncertainty around the world. We have seen kind of commoditization in the maintenance business and discretionary has not picked up that well. Clearly, there are some verticals, specific headwinds that the industry is facing. So with all that in the backdrop, do you see any areas which can potentially take demand higher next year versus this year or is it going to be more a function of wait and watch?

Vishal Sikka

We operate our business in this greater economic environment. There is obviously a lot of anxiety that is around what is happening in China and with oil and things of this nature. But by and large there are huge growth areas in the world around us, there are huge growth markets as well as in the big disruption that is happening. If you just look at the mainframe footprint in the world around us, there is a massive mainframe footprint and we are very uniquely positioned to help our businesses safely, reliably, non-disruptively move off of this old mainframe stuff towards modern, agile, dramatically cheaper Cloud Infrastructure and other opportunities, The conversation that we were having with Digital earlier in the previous question. “So could there be things that happen that affect us also badly that things goes out?” Of course, but looking at the way I see the near term future, I see that the when the times are bad there is need for innovation and when the times are good there is need for innovation.

Rishi Jhunjhunwala

The second thing is more on your target or basically aspiration over a five-year period on revenues and margins. So clearly, looking at the current trajectory we are kind of on track to achieve $20 bn and we have acquisitions and other things to achieve around that. But on the margin side with the medium term range that we are talking about, is it fair to assume that a large part of the margin improvement will be back ended and that too despite the potential acquisition revenues that we might have over the next 3-5 years. Just wanted to understand, basically how it can potentially play out and then result in improvement in our revenue per employee metrics?

Vishal Sikka

It is still early and this is still an aspiration goal -- $20 bn, 30% and $80,000 in revenue per employee -- but as time goes by, we get closer to it, it gets more in reach and we start to see paths to get there. My sense is that the curve that points to $20 bn will show up first, then the curve that points to the 30% margin and then the curve that points to the $80,000 revenue per employee. Right now if you look at the situation the revenue per employee is in fact going down because the pricing pressure is higher and the utilization and operational improvement have not kicked in yet and in particular the benefits of Automation have not kicked in yet enough to compensate for that, but I expect that will happen. Although again in terms of the slopes of those three curves, the first curve to flatten out will be the revenue growth curve, the second one will be the margin and the third one will be the revenue per employee. That is my sense right now.

Moderator

Thank you. Ladies and Gentlemen, that was the last question. I now hand the floor back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for spending time with us on this call. We look forward to interacting with you again. Have a good day.

Moderator

Thank you. Ladies and Gentlemen, on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.